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                     June 26, 2024

       Lori C. Vaught
       Chief Financial Officer
       Skyline Bankshares, Inc.
       100 Jacksonville Circle
       Floyd, Virginia 24091

                                                        Re: Skyline Bankshares,
Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2023
                                                            File No. 333-209052

       Dear Lori C. Vaught:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Finance